SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                         For the month of: June 30, 2001


                         Commission File Number 0-22617


                        Minco Mining & Metals Corporation
                               (Registrant's name)

                        543 Granville Street, Suite 1200
                   Vancouver, British Columbia, Canada V6C 1X8
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover Form 20-F or Form 40-F.   Form 20-F X    Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




All reference to dollar or $ is in Canadian dollars unless otherwise stated.

QUARTERLY REPORT
                                                                BC FORM 51-901F
                                                           (Previously Form 61)


BCSC           British Columbia Securities Commission


                                Incorporated As Part: X  Schedule A
                                                     [ ] Schedule B and C


ISSUER DETAILS
                                                                  Date of Report
Name of Issuer                     For Quarter Ended              YY/MM/DD
--------------                     -----------------              --------------
MINCO MINING & METALS CORPORATION  June 30, 2001                  01/10/1

Issuer's Address                   Issuer's Fax No.               Issuer's Telephone No.
----------------                   ----------------               ----------------------
#1200-543 Granville St.            604.688.8030                   604.688.8002
Vancouver, BC V6C 1X8

Contact Person                     Contact's Position             Contact's Telephone No.
--------------                     ------------------             -----------------------
Ken Cai                            President & CEO                604.688.8002

Contact Email Address              Web Site Address
info@minco-mining.com              www.minco-mining.com



CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

                                                                  Date Signed
Director's Signature               Print Full Name:               YY/MM/DD
--------------------               ----------------               -----------
" William Meyer "                  William Meyer                   01/10/1

                                                                  Date Signed
Director's Signature               Print Full Name:               YY/MM/DD
--------------------               ----------------               -----------
" Ken Z. Cai "                     Ken Z. Cai                      01/10/1

                        MINCO MINING & METALS CORPORATION

                        Consolidated Financial Statements
                                  June 30, 2001
                         (Expressed in Canadian Dollars)

               Index


               Consolidated Balance Sheets

               Consolidated Statements of Operations and Deficit

               Consolidated Statements of Cash Flows

               Notes to Consolidated Financial Statements

MINCO MINING & METALS CORPORATION
Consolidated Balance Sheets
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
                                                   June 30,       December 31,
                                                     2001             2000
                                                ------------     -------------
ASSETS

Current
  Cash and cash equivalents                     $    161,291     $    219,333
  Marketable securities                              743,151        1,142,829
  Accounts receivable                                255,512           78,076
  Prepaid expenses and deposits                       55,777           56,601
                                                ------------     ------------
                                                   1,215,731        1,496,839

Mineral interests (Notes 2a & 3)                         100              100

Capital assets                                       118,930          134,664
                                                ------------     ------------
                                                $  1,334,761     $  1,631,603
                                                ============     ============
LIABILITIES

Current
  Accounts payable and accrued liabilities      $    310,479     $    328,873
                                                ------------     ------------
SHAREHOLDERS' EQUITY

Share capital (Note 4)                            10,286,933       10,286,933

Deficit                                           (9,262,651)      (8,984,203)
                                                ------------     ------------
                                                   1,024,282        1,302,730
                                                ------------     ------------
                                                $  1,334,761     $  1,631,603
                                                ============     ============

MINCO MINING & METALS CORPORATION
Consolidated Statements of Operations and Deficit
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

                                              Three Months      Three Months        Six Months         Six Months
                                             Ended June 30,    Ended June 30,     Ended June 30,     Ended June 30,
                                                  2001              2000               2001               2000
                                             --------------    --------------     --------------     --------------
Interest and sundry income                    $      4,172      $     35,079       $     52,372       $     39,072
                                              ------------      ------------       ------------       ------------
Exploration costs (recovery)
  (Notes 2a & 3)                                   (65,450)          187,907            (18,027)           318,265
                                              ------------      ------------       ------------       ------------
Administrative expenses
  Accounting                                        30,970            39,725             39,970             47,001
  Advertising                                        5,735             3,144              8,158             14,703
  Amortization of capital assets                     5,581            13,504             11,119             26,421
  Conference                                             -               245                  -              2,377
  Entertainment                                          -            16,252                  -             16,252
  Investor relations - consulting                   17,366            60,178             26,366             99,278
  Legal                                             32,416             1,243             47,929              2,075
  Listing, filing and transfer agents               11,469             6,073             13,224             13,489
  Management fees                                    8,250            10,267             16,439             22,406
  Office and miscellaneous                           7,043            11,412             29,886             35,774
  Promotion and government relations                38,859            35,797             49,736             74,357
  Property investigation                            (1,314)           (3,271)             1,803                  -
  Rent                                              13,823            21,422             27,762             36,754
  Salaries and benefits                             24,176             3,492             42,769             19,339
  Telephone                                          2,488             4,191              4,207              9,142
  Travel and transportation                         13,944            11,230             29,353             13,765
  Foreign exchange loss (gain)                        (136)              447                126              7,570
                                              ------------      ------------       ------------       ------------
                                                   210,670           235,351            348,847            440,703
                                              ------------      ------------       ------------       ------------
Loss for the period                               (141,048)         (388,179)          (278,448)          (719,896)

Deficit, beginning of period
 As previously stated                           (6,792,810)       (6,279,513)        (6,702,833)        (6,078,154)
 Adjusted for change in accounting for
     exploration costs (Note 1)                 (2,328,793)       (1,966,634)        (2,281,370)        (1,835,276)
                                              ------------      ------------       ------------       ------------
As restated                                     (9,121,603)       (8,245,147)        (8,984,203)        (7,913,430)
                                              ------------      ------------       ------------       ------------
Deficit, end of period                          (9,262,651)       (8,633,326)        (9,262,651)        (8,633,326)
                                              ============      ============       ============       ============
Loss per share - basic and diluted            $      (0.01)     $      (0.02)      $      (0.02)      $      (0.04)
                                              ============      ============       ============       ============
Weighted average number of common
   shares outstanding - basic and diluted       16,380,123        16,309,848         16,380,123         16,290,095
                                              ============      ============       ============       ============

MINCO MINING & METALS CORPORATION
Consolidated Statements of Cash Flow
Six-months ended June 30, 2001 and 2000
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

                                               Three Months      Three Months        Six Months         Six Months
                                              Ended June 30,    Ended June 30,     Ended June 30,     Ended June 30,
                                                   2001              2000               2001               2000
                                              --------------    --------------     --------------     --------------
Cash flows from (used in) operating
  activities
   Loss for the period                           $ (141,048)        $ (388,179)    $    (278,448)       $ (719,896)
   Adjustment for items not including cash:
   - amortization                                     6,978             13,504            16,315            26,421
   - gain on sale of marketable securities                -                  -           (30,922)                -
                                                 ----------         ----------     -------------        ----------
                                                   (134,070)          (374,675)         (293,055)         (693,475)
   Changes in non-cash working capital items:
   - accounts receivable                           (190,607)            66,191          (177,436)           11,825
   - prepaid expenses and deposits                   10,383             (1,019)              824            20,112
   - accounts payable and accrued liabilities        32,993             20,883           (18,394)             (409)
                                                 ----------         ----------     -------------        ----------
                                                   (281,301)          (288,620)         (488,061)         (661,947)
                                                 ----------         ----------     -------------        ----------
Cash flows from financing activities
  Shares issued for cash                                  -            111,100                 -           111,100
                                                 ----------         ----------     -------------        ----------
Cash flows from (used in) investing activities
  Acquisition of capital assets                        (581)               930              (581)            (960)
  Proceeds from sales of marketable securities      464,980            298,943         2,954,901           448,943
  Purchase of marketable securities                (174,267)                 -        (2,524,301)                -
                                                 ----------         ----------     -------------        ----------
                                                    290,132            299,873           430,019           447,983
                                                 ----------         ----------     -------------        ----------
Decrease in cash and cash equivalents                 8,831            122,353           (58,042)         (102,864)
Cash and cash equivalents, beginning of period      152,460             43,007           219,333           268,224
                                                 ----------         ----------     -------------        ----------
Cash and cash equivalents, end of period         $  161,291         $  165,360     $     161,291        $  165,360
                                                 ==========         ==========     =============        ==========


MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
June 30, 2001
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)


1.   Basis of Presentation

     These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company, except as described in Note 2 below. These interim consolidated financial statements do not include all disclosures normally provided in the annual consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2000.

     Certain comparative figures have been reclassified to conform to the current period's presentation.

2.   Change in Accounting Policy

     a) The Company has changed its accounting policy to write-off exploration costs until such time as reserves are proven. The result is a write-down of the Company's previously capitalized Mineral Interests to a nominal value.

          The change in accounting policy has been accounted for retroactively. The effect of the change in policy is to reduce the Mineral interest value at June 30, 2001 by $2,263,343 (December 31, 2000 - $2,281,370),
          increase the opening deficit at January 1, 2001 by $2,281,370 (January 1, 2000 - $1,835,276) and to decrease the loss for the six-months ended June 30, 2001 by $18,027 (June 30, 2000 - loss increased by $318,265).

     b) Effective from January 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

          The adoption of the new standard has no effect on the calculation of diluted earnings (loss) per share amount for the prior period as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive. Therefore, basic and diluted earnings (loss) per share would be the same.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
June 30, 2001
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)


3.   Mineral Interests

     The costs incurred on the Company's mineral properties, which are all located in China, are as follows:


                                                        January 1 to
                                                          June 2001
                                   Costs incurred     Exploration Costs,       Costs
                                   to December 31,      net of expense      incurred to
                                        2000               recovery        June 30, 2001
                                    -----------         -------------     --------------

a) currently active properties

White-Silver Mountain               $ 1,395,428         $    (147,462)    $  1,247,966
Heavenly Mountains                      436,519                     -          436,519
Inner Mongolia - Gobi Gold              449,023               129,435          578,458
                                    -----------         -------------     ------------
                                      2,280,970               (18,027)       2,262,943
                                    -----------         -------------     ------------
b) inactive properties

Emperor's Delight                           100                     -              100
Crystal Valley                              100                     -              100
Stone Lake                                  100                     -              100
Changba Lijiagou Lead-Zinc                  100                     -              100
Deposit
Chapuzi                                     100                     -              100
                                            500                     0              500
                                    -----------         -------------     ------------
                                    $ 2,281,470         $     (18,027)    $  2,263,443
                                    ===========         =============
Write-off of exploration costs                                              (2,263,343)
                                                                          ------------
Mineral interests                                                         $        100
                                                                          ============

4.   Share Capital

     (a)  Authorized: 100,000,000 common shares without par value.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
June 30, 2001
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

4.   Share Capital

     (b)  Issued:

                                                          Shares        Amount
                                                          ------        ------
         Balance December 31, 1999                      16,270,123    10,175,833

         Share purchase warrants exercised at
           $1.01 per share                                 110,000       111,100
                                                        ----------  ------------
         Balance, December 31, 2000 and June 30, 2001   16,380,123  $ 10,286,933
                                                        ==========  ============


     (c)  As at June 30, 2001, 2,991,322 (2000 - 3,562,328) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

     (d)  Stock options outstanding at June 30, 2001 are as follows:

          Number of Shares       Exercise Price        Expiry Date
          ----------------       --------------        -----------
                320,000               $0.55           January 2, 2006
                506,500               $0.55           March 5, 2006
                150,000               $0.55           July 16, 2006
                 97,300               $0.55           October 8, 2006
                100,000               $0.55           December 1, 2006
                 97,300               $0.55           March 6, 2007
                 49,500               $0.55           June 20, 2007
              ---------
              1,320,600
              =========

          Each option entitles the holder to acquire one share of the Company.

5.   Related Party Transactions

     (a) The Company incurred the following expenses to its directors or corporations controlled by its directors:

                                            Six-months ended    Six-months ended
                                              June 30, 2001       June 30, 2000
                                            ----------------    ----------------

          Management fees and salaries          $ 16,439             $ 42,843
          Exploration costs                       39,161               24,728
                                                --------             --------
                                                $ 55,600             $ 67,571
                                                ========             ========

     (b) Accounts payable of $60,549 (2000 - $51,632) is due to a director or a corporation controlled by a director of the Company.

QUARTERLY REPORT
                                                                BC FORM 51-901F
                                                           (Previously Form 61)


BCSC           British Columbia Securities Commission


                                     Incorporated As Part: [ ] Schedule A

                                                            X  Schedule B and C


ISSUER DETAILS
                                                                  Date of Report
Name of Issuer                      For Quarter Ended             YY/MM/DD
--------------                      -----------------             --------------
MINCO MINING & METALS CORPORATION   June 30, 2001                 01/10/1

Issuer's Address                    Issuer's Fax No.              Issuer's Telephone No.
----------------                    ----------------              ----------------------
#1200-543 Granville St.             604.688.8030                  604.688.8002
Vancouver, BC V6C 1X8

Contact Person                      Contact's Position            Contact's Telephone No.
--------------                      ------------------            -----------------------
Ken Cai                             President & CEO               604.688.8002

Contact Email Address               Web Site Address
info@minco-mining.com               www.minco-mining.com



CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

                                                                  Date Signed
Director's Signature                Print Full Name:               YY/MM/DD
--------------------                ---------------               -----------
" William Meyer "                   William Meyer                  01/10/1

                                                                  Date Signed
Director's Signature                Print Full Name:               YY/MM/DD
--------------------                ---------------               -----------
" Ken Z. Cai "                      Ken Z. Cai                    01/10/1

SCHEDULE  B:

                        MINCO MINING & METALS CORPORATION

                   Quarterly Report Supplementary Information
                       For the period ending June 30, 2001



1.   a)   Mineral Interests - see attached financial statements

     b)   Related party transactions - see attached financial statements

2.   a)   Securities issued during the period - Nil

     b)   Options granted during the period - Nil

3.   a)   Authorized share capital - 100,000,000

          Issued share capital - 16,380,123

     b)   Options and warrants outstanding - see attached financial statements

     c)   Number of shares held in escrow - 2,991,322

     d)   Directors:

          Ken Cai
          William Meyer
          Robert Callander
          Hans J. Wick

SCHEDULE C:

                        MINCO MINING & METALS CORPORATION

                              Management Discussion
                       For the period ending June 30, 2001

Project Activity

For this reporting period, the Company's project activity continuously focused on exploration of the Gobi Gold project in Inner Mongolia and the White Silver Mountain polymetallic project in Gansu Province, China. Exploration costs for the period totaled $169,237, with $129,435 spent on Gobi Gold and $39,802 spent on White Silver Mountain. While the Company sees an expense recovery of $187,264 from Teck Corp. for underground drilling costs incurred for the White Silver Mountain project.

On the Gobi Gold project, four significant geophysical anomalies were identified during the 2000 field program. The areas, peripheral to the contact zones of intrusive centers and at the intersection of faults, are very prospective for skarn-related gold mineralization similar to that seen at the Fortitude deposits in Nevada. The year 2001 program includes a detailed structural study in the anomalous area and continuation of bedrock testing into sand-covered extensions to the surface mineralization. Additionally, a priority will be evaluation and follow-up of the newly discovered gold mineralization to the south-west, as well as a more detailed evaluation of four of the additional licenses comprising the Gobi Gold Project area.

Minco has the right to earn a 75% equity interest in the Gobi Gold project by spending US $2.5 million over four years. The concession is located on the Eastern extension of the Tian Shan Gold Belt which hosts significant world-class, sediment-hosted gold deposits such as the Murantau and Kumtor deposits in neighboring Kryrgyztan to the west.

At the White Silver Mountain project, Teck Corp. commenced a surface diamond drilling program in April 2001. This drilling program is the culmination of district-wide exploration completed last year. It will comprise an estimated 2,700 metres of drilling to test a number of high-priority targets based on a combination of electromagnetic conductors with coincident surface alteration zones and mineralization in a geological setting prospective for volcanogenic massive sulphide mineralization. Mineralization identified in this program may be an important addition to mineralization previously outlined at the Xiaotieshan Mine which remains open down dip. Teck is funding 100% of the program costs.

Financial Activity

For the first six months of year 2001, the Company spent a total of $169,237 on its properties in China. While the Company expects a cost recovery of $187,264 from Teck Corp. for the White Silver Mountain underground drilling completed as to June 2001. Overall administrative expenses were $348,847 compared to $440,703 for the same period in 2000. This 20% decrease reflects mainly lower office overhead and investor relation costs, which are partially offset by increases in legal and travel costs.

Legal costs amounted to $47,929 compared to $2,075 for the same period last year. Salary costs increased to $42,769 from $19,339, the increases are associated with the Company's on-going 20F registration with the US Securities & Exchange Commission. Travel costs increased to $29,353 from $13,765 for the comparable period of year 2000 due to more frequent visits to the Company's properties.

For the first six months of year 2001, management fees totaled $16,439 compared to $22,406 in 2000. In addition, the Company incurred expenses of $39,161 to its directors or corporations controlled by them, compared to paid expenses of $45,165 for the same period of year 2000.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          MINCO MINING & METALS CORPORATION
                                                   (Registrant)



                                          /s/   "Ken Z. Cai"
Date:   October 1, 2001                   -------------------------------------
                                          Ken Z. Cai
                                          President & CEO